February 6, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:  Mr. Mark Wojciechowski

By Fax:  202-772-9368
Original Follows By Mail

Dear Mr. Wojciechowski:

Re: Mountain Province Diamonds Inc.
Form 20-F for Fiscal Year Ended March 31, 2008
Filed July 1, 2008
File No. 1-32468

We are in receipt of the fax of the U.S. Securities and Exchange Commission’s letter of January 29, 2009 to Mountain Province regarding the above-mentioned Form 20-F filing.

Thank you for your letter and your comments.

We will review your letter in detail, consult with our advisors, and respond to your comments as soon as we can.

Yours truly,

Jennifer Dawson Chief Financial Officer and Corporate Secretary

c.c.  Patrick Evans, President & CEO

Mountain Province Diamonds Inc.
401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario M5H 2Y4
Tel: (416) 361-3562  Fax: (416) 603-8565
www.mountainprovince.com